SETTLEMENT AGREEMENT AND AMENDMENT TO ENGAGEMENT LETTER DATED MAY 23, 2007

This Settlement Agreement and Amendment to Engagement Letter Dated May 23, 2007 (the “Agreement”) is dated May 13, 2009 and between Loeb & Loeb LLP (“Loeb”) and Z Trim Holdings, Inc. (along with any of its subsidiaries, affiliates and/or other related entities, “ZTHI”).  Loeb and ZTHI are hereinafter referred to collectively as the “Parties,” or each individually a “Party.”

RECITALS

A. ZTHI and Loeb are parties to that certain engagement letter dated as of May 23, 2007 (the “Engagement Letter”);

B. Pursuant to the terms and conditions of the Engagement Letter, Loeb from time to time has performed legal services and incurred related expenses on behalf of ZTHI;

C. ZTHI is in breach of the Engagement Letter for non-payment of certain invoices related to that certain litigation styled as Z Trim Holdings, Inc. and Fibergel Technologies, Inc. v. Fiberstar, Inc. pending in the United States District Court for the Western District of Wisconsin as case number 07-C-0161-C (the “Patent Litigation Invoices”);

D. The outstanding amount of the Patent Litigation Invoices currently total approximately $350,556.00 (the “Patent Litigation Invoice Amount”);

E. Pursuant to the Engagement Letter, Loeb has performed and also performs other legal services and incurs other expenses on behalf of ZTHI (the “Current Matters”);

F. ZTHI has requested that Loeb temporarily forbear from exercising certain of its rights under the Engagement Letter;

G. Loeb has agreed to the temporary forbearance requested by ZTHI subject to the terms, conditions and requirements set forth herein; and

H. ZTHI desires to reaffirm its obligations and liabilities to Loeb as set forth herein.

NOW, THEREFORE, in consideration of the recitals set forth above, the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which bare hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1. Recitals.  The recitals set forth above constitute an integral part of this Agreement and are incorporated herein by this reference with the same force and effect as though restated herein.

2. Time is of the Essence.  The Parties acknowledge that time is of the essence to all matters pertaining to this Agreement.

3. Forbearance.  Loeb hereby agrees to forbear temporarily from exercising its rights and remedies under the Engagement Letter from the date hereof to and including December 31, 2009 (the “Forbearance Period”), subject to the full and timely compliance with the following terms, conditions and requirements (each, a “Forbearance Condition”):

(a)
ZTHI fully pays Loeb the Patent Litigation Invoice Amount within fourteen (14) days of the execution of this Agreement, provided however, ZTHI may elect to make a payment-in-kind, on a dollar for dollar basis (e.g., ZTHI may issue $100,000 of secured debt to Loeb, which in turn would reduce the Patent Litigation Invoice Amount by $100,000), in ZTHI’s current convertible debt offering (described in greater detail in that certain Private Placement Memorandum dated March 25, 2009 and attached hereto as Exhibit A) (the “PPM Option”); and

(b)	ZTHI pays all amounts for the Current Matters pursuant to the terms of the Engagement Letter on a timely basis.

If ZTHI fails to comply with any one of the Forbearance Conditions set forth above, (i) the Forbearance Period and ZTHI’s agreement to forbear hereunder shall immediately terminate without further notice to ZTHI and (ii) Loeb may, at its option, exercise all of its legal and equitable rights and remedies against ZTHI.

4. Reaffirmation.  ZTHI hereby (a) consents to this Agreement, (b) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under the Engagement Letter; and (c) acknowledges that the Engagement Letter remains in full force and effect and is hereby ratified and reaffirmed.  The execution of this Agreement shall not operate as a waiver of any right, power or remedy of Loeb, constitute a waiver of the Patent Litigation Invoices, Current Matters or other provision of any of the Engagement Letter or serve to effect a novation of any obligation from ZTHI to Loeb.

5. Inducement by ZTHI.  To induce Loeb to enter into this Agreement:

(a)
ZTHI represents and warrants to Loeb that it has full power and authority to enter into this Agreement and to incur and perform the obligations provided for under this Agreement, all of which have been duly authorized by all proper and necessary action, and that no consent or approval of shareholders or creditors or of any public authority or regulatory body is required as a condition to the validity or enforceability of this Agreement which has not been obtained on or prior to the date hereof.

(b)
ZTHI represents and warrants to Loeb that this Agreement, along with the Engagement Letter, constitutes the valid and legally binding obligation of ZTHI, fully enforceable against ZTHI in accordance with its terms.

(c)
ZTHI represents and warrants to Loeb that the execution and performance by ZTHI of this Agreement will not: (i) violate any provision of law, any order of any court or other agency of government, or the operating agreement or organizational documents of ZTHI; (ii) violate any indenture, contract, agreement or other instrument to which ZTHI is a party, or by which any of its property is bound, or be in conflict with, result in a breach of or constitute (with due notice and/or lapse of time) a default under, any such indenture, contract, agreement or other instrument except for the current default related to the PPM Option; or (iii) result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the property or assets of ZTHI.

(d)	ZTHI represents and warrants to Loeb that it has no “claims” (as such term is defined in Section 101(5) of Title 11 of the United States Code (the “Bankruptcy Code”)) against Loeb.

6. Conditions Precedent.  This Agreement shall become effective as of the date hereof upon the satisfaction of each of the following conditions precedent by the close of business on the date hereof:

(a)	Loeb shall have received from ZTHI a fully executed original counterpart of this Agreement; and

(b)	Loeb shall have received from ZTHI and other persons and entities such other instruments, documents and agreements in connection herewith as Loeb shall reasonably request.

7. Affirmation of Indebtedness.  ZTHI hereby agrees and acknowledges that: (a) as of May 4, 2009, the aggregate outstanding balance of the Patent Litigation Invoice Amount is $350,556.00 and the aggregate outstanding principal balance of the Current Matters is approximately $4,000 (exclusive of accrued interest, fees and expenses, including attorneys fees’ and expenses); and (b) Loeb has performed all obligations and duties owed to ZTHI as of the date hereof, and ZTHI, jointly or severally, has no defense, offset or counterclaim with respect to any amounts owed to Loeb or with respect to the performance or observance by ZTHI of any representation, covenant or other agreement contained in the Engagement Letter.

8. Acknowledgments Regarding Negotiation of Agreement.  ZTHI hereby acknowledges that (a) it has been represented by counsel of its own choosing throughout the negotiation, preparation and execution of this Agreement, (b) has exercised independent judgment with respect the negotiation, preparation and execution of this Agreement, and the consummation of the transactions contemplated hereby and thereby, (c) has not relied upon Loeb or on counsel for Loeb for any advice with respect to the negotiation, preparation or execution of this Agreement and (d) any principle of contract construction which favors or disfavors the party whose attorneys have drafted a contract or a provision thereof shall not be applied to this Agreement.

9. Waiver, Release and Discharge.  ZTHI, on its own behalf and on behalf of its representatives, partners, agents, employees, servants, officers, directors, shareholders, subsidiary, affiliated and related companies, heirs, successors and assigns (collectively, the “ZTHI Group”) hereby releases and forever discharges Loeb, and its officers, directors, subsidiary, affiliated and related companies, agents, attorneys, servants, employees, shareholders, representatives, successors and assigns (collectively, the “Loeb Group”) of and from all manner of actions, cause and causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, obligations, liabilities, costs, expenses, losses, damages, judgments, executions, claims and demands of whatsoever kind or nature, in law or in equity, whether known or unknown, concealed or hidden, foreseen, or unforeseen, contingent or actual, liquidated or unliquidated, arising out of or relating to the Patent Litigation Invoices, that any of the ZTHI Group, jointly or severally, have had, now have or hereafter can, shall or may have against the Loeb Group, directly or indirectly, through the date hereof.  ZTHI acknowledges and agrees that Loeb is specifically relying upon the representations, warranties, covenants and agreements contained herein and that such representations, warranties, covenants and agreements constitute a material inducement to Loeb entering into this Agreement and the transactions contemplated herein.  ZTHI, on its own behalf and on behalf of the ZTHI Group, represents and warrants to Loeb and the Loeb Group that the ZTHI Group has not assigned, conveyed or otherwise transferred, either directly or indirectly, in whole or in part, any of the claims against the Loeb Group to be released herein.  The foregoing release and discharge shall not apply to any matter arising from occurrences after the date hereof and any obligations under this Agreement.

If ZTHI is in full compliance of this Agreement and is not otherwise in breach of the Engagement Letter, effective on the ninety-second (92) day after the payment described in Section 3(a) above, Loeb, on its own behalf and on behalf of the Loeb Group, hereby releases and forever discharges ZTHI and the ZTHI Group of and from all manner of actions, cause and causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, obligations, liabilities, costs, expenses, losses, damages, judgments, executions, claims and demands of whatsoever kind or nature, in law or in equity, whether known or unknown, concealed or hidden, foreseen, or unforeseen, contingent or actual, liquidated or unliquidated, arising out of or relating to the Patent Litigation Invoices, that any of the Loeb Group, jointly or severally, have had, now have or hereafter can, shall or may have against the ZTHI Group, directly or indirectly, through the date hereof.  Loeb acknowledges and agrees that ZTHI is specifically relying upon the representations, warranties, covenants and agreements contained herein and that such representations, warranties, covenants and agreements constitute a material inducement to ZTHI entering into this Agreement and the transactions contemplated herein.  Loeb, on its own behalf and on behalf of the Loeb Group, represents and warrants to ZTHI and the ZTHI Group that the Loeb Group has not assigned, conveyed or otherwise transferred, either directly or indirectly, in whole or in part, any of the claims against the ZTHI Group to be released herein.  The foregoing release and discharge shall not apply to any matter arising from occurrences after the date hereof and any obligations under this Agreement, including but not limited to, the Current Matters.

10. No Inducement.  The Parties warrant and represent to each other that no promise or inducement has been offered in connection with this Agreement, except as herein set forth, and that this Agreement is executed without reliance upon any statements or representations by any persons or entity, as set forth herein.

11. Binding Effect.  Upon the execution and delivery of this Agreement by the Parties, the terms of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, agents, successors or assigns as the case may be.

12. Attorneys’ Fees, Costs and Expenses.  Each Party will bear its own attorneys’ fees, costs and expenses incurred relative to this Agreement.  In the event of any dispute between the Parties regarding the interpretation or enforcement of this Agreement, the prevailing Party shall be entitled to payment from the non-prevailing Party of the prevailing Party’s reasonable attorneys’ fees, costs and expenses associated with the dispute.

13. Entire Agreement.  This Agreement, along with the Engagement Letter, contains the entire understanding of the Parties in respect of its subject matter and supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

14. Amendment; Waiver.  This Agreement may not be modified, amended or supplemented except by written instrument that is (a) titled and identified on its face as an amendment to, or modification of this Agreement, and (b) executed by all of the Parties.  No failure to exercise and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege.  No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between or among the Parties.  No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

15. Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

16. Headings.  The headings contained in this Agreement are for convenience of reference only and are not to be given any legal effect and shall not affect the meaning or interpretation of this Agreement.

17. Governing Law.  This Agreement shall be construed in accordance with the laws and public policy of the State of Illinois, without reference to any choice of law provisions contained therein.

18. Acknowledgement of the Parties.  The Parties acknowledge and agree that they have read and fully understand this Agreement, that they have had a full and fair opportunity to evaluate this Agreement and the transactions and other matters contemplated by this Agreement, that they have consulted or had the full and fair opportunity to consult with legal counsel, accountants and other business advisors and counselors of their choice in connection with the negotiation, evaluation, execution and delivery of this Agreement.

19. Confidentiality.  The Parties agree not to disclose, without prior written consent of each other, the provisions of this Agreement to any person, firm, organization, or entity of any and every type, public or private, unless required by subpoena, court order, law or regulation, except that the Parties agree that the Agreement may be used in a subsequent proceeding in order to enforce the terms of this Agreement in a court of law, in a court of equity by injunction or otherwise, by way of defense, or in any other appropriate manner.  However, this provision shall not limit the right to share information among affiliate or subsidiary entities; the respective attorneys, accountants, auditors or tax preparers of the parties; or the lenders to or investors in each party (but only if same are obligated to keep the terms of this Agreement confidential).

20. Additional Business.  Notwithstanding anything contained herein in this Agreement to the contrary, if ZTHI desires to transact any business with Loeb after the date hereof, ZTHI shall make an additional payment to Loeb on account of the outstanding Patent Litigation Invoices, as negotiated by the Parties prior to any additional goods or services being provided to ZTHI by Loeb.

21. Arbitration.  The provisions of paragraph 8 of the Engagement Letter remain in full force and effect, provided however, nothing herein shall limit Loeb’s rights (which such rights Loeb expressly reserves) should ZTHI cease operations and/or commence a case (or have an involuntary case commenced against it) under the Bankruptcy Code.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

LOEB & LOEB LLP	Z TRIM HOLDINGS, INC.
By:	By:
Name:	Name:
Title:	Title:

Exhibit A
Private Placement Memorandum